Exhibit 99.1

Annual Information Form

for the year ended June 30, 2013

September 27, 2013

DHX MEDIA LTD.

2013 ANNUAL INFORMATION FORM

TABLE OF CONTENTS

CORPORATE STRUCTURE	1

GENERAL DEVELOPMENT OF THE BUSINESS	1

BUSINESS OF THE COMPANY	5

DIVIDENDS AND DISTRIBUTIONS	17

DESCRIPTION OF SHARE CAPITAL	18

MARKET FOR SECURITIES	21

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	21

DIRECTORS AND OFFICERS	22

LEGAL PROCEEDINGS	30

RISK FACTORS	30

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	36

INTEREST OF EXPERTS	36

AUDITORS, TRANSFER AGENT AND REGISTRAR	36

MATERIAL CONTRACTS	36

ADDITIONAL INFORMATION	37

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CORPORATE STRUCTURE

DHX Media Ltd. (the “Company” or “DHX”) was incorporated in Nova Scotia, Canada, under the Companies Act (Nova Scotia) (the “Companies Act”) on February 12, 2004 under the name Slate Entertainment Limited. The Company’s name was changed to The Halifax Film Company Limited on April 20, 2004, and again on March 17, 2006 to DHX Media Ltd. On April 25, 2006, the Company was continued federally as a corporation and is now subject to the Canada Business Corporations Act (the “CBCA”). The Company is federally registered in Canada and its corporate number is 655881-0. Neither the Company’s Articles of Continuance, as amended from time to time (the “Articles of Continuance”), nor the Company’s By-Laws (the “By-Laws”) contain any restriction on the objects of the Company. The Company is domiciled in Canada and its registered office and principal place of business is located at 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

The following is a list of the principal subsidiaries of the Company, the jurisdiction of incorporation each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.

Corporate Structure
		Percentage of Voting Securities
Subsidiary	Jurisdiction	Owned by the Company
DHX Media (Halifax) Ltd.	Nova Scotia	100%
DHX Media (Toronto) Ltd.	Ontario	100%
DHX Media (Vancouver) Ltd.	British Columbia	100%
Wild Brain Entertainment Inc.	Delaware	100%
DHX Cookie Jar Inc.	Canada	100%
The Copyright Promotions Licensing	United Kingdom	100%
Group Limited

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

DHX is a leading supplier and distributor of television and film productions. On May 19, 2006, the Company’s Common Shares were listed on the TSX and were admitted to trading on the AIM stock exchange in the United Kingdom under the trading symbol “DHX”. On the same date, the Company acquired all of the issued and outstanding shares in the capital of Decode Entertainment Inc. (now DHX Media (Toronto) Ltd.). The Company has also completed acquisitions of all of the issued and outstanding shares of Studio B Entertainment Inc. (now DHX Media (Vancouver) Ltd.), Wild Brain Entertainment Inc., the business of Cookie Jar Entertainment Inc. including its Copyright Promotions Licensing Group (“CPLG”), and most recently, Ragdoll Worldwide Limited. The Company has since delisted from the AIM stock exchange.

Shareholder Meetings

All of the matters to be acted upon at the December 9, 2011, October 16, 2012 and December 10, 2012 meetings of holders of Common Shares, as set out in the Management Proxy Circular, were approved at the meetings.

Rebranding

In September 2010, the Company and its Canadian subsidiaries rebranded under the common brand of “DHX Media” to strengthen its domestic and international identity.

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Acquisition of Wild Brain Entertainment Inc.

On September 14, 2010, the Company acquired all the outstanding shares in Wild Brain Entertainment Inc. (“DHX Wild Brain”), a privately owned company, based in Los Angeles California, for $8.00 million USD. DHX Wild Brain is the co-owner of acclaimed children’s television series and live touring show Yo Gabba Gabba!. Further consideration is payable in USD as an earn out payment calculated as 50% of cash receipts from the Yo Gabba Gabba! property over $11.50 million (inclusive of an allocation for $0.50 million per year in operating expenses beginning from the year in which $10.00 million in cash receipts are achieved, as defined in the DHX Wild Brain share purchase agreement) for a period of 36 months from closing. The Company paid $875,000, owed under the earn out during the year ended June 30, 2013. For more information see Note 6 of the Company’s Audited Financial Statements for the years ended June 30, 2013 and 2012.

Normal Course Issuer Bid 2011

On February 28, 2011, the Company entered into a Normal Course Issuer Bid (the “2011 Bid”) though the facilities of the Toronto Stock Exchange. The 2011 Bid commenced on March 4, 2011, and terminated on March 3, 2012. Over the course of the 2011 Bid, the Company was authorized to purchase, at market price, up to 3,629,576 of the Company’s Common Shares, at a maximum of 26,467 Common Shares per day. To facilitate purchases under the 2011 Bid, on June 30, 2011, the Company entered into an automatic share purchase plan with Union Securities Ltd.. The Company purchased and cancelled an aggregate of 1,454,500 Common Shares under the 2011 Bid for a gross amount of $1.15 million.

Substantial Issuer Bid

On December 30, 2011 closed its substantial issuer bid (the “SIB”) of up to $5.00 million in value of its common shares made by way of modified “Dutch Auction”, pursuant to which shareholders could specify the price per share at which they were willing to sell within the range of $0.60 to $0.70. The bid expired at 5:00 p.m. EST on December 29, 2011. In accordance with the terms of the SIB, the Company acquired 7,142,857 shares at $0.70 for an aggregate acquisition cost of $5.00 million, representing approximately 81% of common shares tendered. Common shares not taken up were returned to the tendering shareholders.

Normal Course Issuer Bid 2012

On May 25, 2012, the Company announced the resumption of its Normal Course Issuer Bid (the “2012 Bid”) though the facilities of the Toronto Stock Exchange. The 2012 Bid commenced on May 29, 2012, and terminated on May 28, 2013. Over the course of the 2012 Bid, the Company was authorized to purchase, at market price, up to 3,706,145 of the Company’s Common Shares, at a maximum of 26,298 Common Shares per day. To facilitate purchases under the 2012 Bid, on May 24, 2012, the Company entered into an automatic share purchase plan with Union Securities Ltd.. The Company did not purchase any shares under the 2012 Bid.

SIGNIFICANT ACQUISITIONS AND OTHER RECENT DEVELOPMENTS

Acquisition of Cookie Jar Entertainment

On October 22, 2012, the Company completed the acquisition of the business of Cookie Jar Entertainment (“Cookie Jar”) to create Canada’s largest children’s entertainment company. After completion of the acquisition, the Company owned the world’s most extensive independent library of children’s entertainment, including more than 8,500 half hour episodes.

The Company acquired the outstanding shares of the newly formed company holding the assets and select liabilities comprising the business of Cookie Jar from Cookie Jar Entertainment Inc. and 4116372 Canada Inc. (the “Cookie Jar Vendors”) for consideration consisting of 36,044,492 common shares of DHX, subject to adjustment in the event either party is entitled to indemnification, cash of $5.00 million, and the assumption of $65.50 million of the then existing debt of Cookie Jar (the “Acquisition”).

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Support and Standstill Rights Agreement

In connection with DHX’s recent acquisition of the business of Cookie Jar Entertainment Inc. (the “Acquisition”). DHX has entered into a support and standstill and investor rights agreement (the “Support and Standstill Agreement”) with Birch Hill Equity Partners II (Barbados) L.P., Birch Hill Equity Partners II (Entrepreneurs) L.P., Birch Hill Equity Partners II (QLP), L.P., Birch Hill Equity Partners II, LP, Birch Hill Equity Partners (US) III, LP, Birch Hill Equity Partners (SC) III, LP, Birch Hill Equity Partners (Entrepreneurs) III, LP, and TD Capital Group Limited, (such entities being referred to collectively as the (“Birch Hill Group”). Under the terms of the Support and Standstill Agreement, for so long as the Birch Hill Group holds, directly or indirectly, at least 19.9% of the outstanding Common Shares, the Birch Hill Group shall have the right to nominate two directors to the Board at each election of directors and the Board shall not be increased to have more than eight members without the consent of the Birch Hill Group. If the Birch Hill Group holds, directly or indirectly, between 19.9% and 10% of the outstanding Common Shares, the Birch Hill Group shall have the right to nominate one director to the Board at each election of directors.

The Support and Standstill Agreement also provides that for a period of 18 months following the closing of the Acquisition, the Birch Hill Group shall not, directly or indirectly, without the prior written consent of the Board or as otherwise specifically authorized pursuant to the Support and Standstill Agreement, (i) purchase or offer to acquire any Common Shares or securities convertible into Common Shares, such that the Birch Hill Group has the right to acquire Common Shares greater than 35% of the then outstanding Common Shares, (ii) acquire or propose to acquire, directly or indirectly, by means of purchase, merger, consolidation, take-over bid or otherwise acquire ownership in DHX, other than as permitted pursuant to clause (i) above, (iii) sell or agree to sell any Common Shares held by it in a private sale to an entity engaged in the production or distribution of television programs or motion pictures in Canada, or (iv) solicit proxies from holders of Common Shares or otherwise attempt to influence the voting of Shareholders. Further, for a period of 12 months following the Closing Date the Birch Hill Group shall not engage in any negotiations or discussions with respect to any acquisition or business combination relating to DHX or its assets without the prior written consent of the Board.

The Support and Standstill Agreement also provides that for a period of 18 months following the closing of the Acquisition, the Birch Hill Group shall (i) vote the shares owned, directly or indirectly, by the Birch Hill Group in favour of each individual nominated by the Board for election to the Board, and (ii) vote the shares owned, directly or indirectly, by the Birch Hill Group in favour of each resolution of the Shareholders unanimously recommended by the members of Board (other than Michael Hirsh and the Birch Hill Group nominees), except that this requirement shall not apply to any resolution relating to a change of control, restructuring or merger of DHX, material acquisition or disposition, the creation of any class of shares ranking in priority to the Common Shares, or transaction affecting the Birch Hill Group’s ownership position.

New Credit Facility

Concurrently with the closing of the Acquisition, DHX entered into a new syndicated credit facility arranged by a Canadian chartered bank to replace the existing indebtedness of DHX and Cookie Jar, other than production-specified financing obtained by DHX and Cookie Jar’s subsidiaries (the “Credit Financing”). The Credit Financing consists of two senior secured credit facilities (the “Credit Facilities”) in an aggregate principal amount of up to $70.00 million, including a term loan credit facility in the aggregate of $50.00 million (the “Term Facility”) and a revolving loan credit facility in the aggregate amount of up to $20.00 million (the “Revolving Facility”). The Term Facility was used to repay certain indebtedness of DHX and its subsidiaries, including certain indebtedness of Cookie Jar assumed as part of the Acquisition, and to pay fees and expenses incurred in connection with the Acquisition. The Revolving Facility is available for working capital and general corporate purposes and $5.50 million was drawn down from it at closing.

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The Term Facility matures four years from the closing date of the Credit Facilities and is subject to annual amortization payments (as percentage of the initial amount of the Term Facility) including 7% in Fiscal 2013 with annual amortization payment increasing taking it to 13% in Fiscal 2016, with the balance payable in full on the maturity date. The Revolving Facility is payable in full on the maturity date of the Term Facility.

Public Offering of Subscription Receipts

On October 3, 2012, the Company completed a public offering of subscription receipts (the “Subscription Receipts”) with a syndicate of underwriters led by Canaccord Genuity Corp. resulting in the issuance, on a bought deal basis, of 13,002,000 Subscription Receipts at a price of $1.50 per Subscription Receipt.

Upon closing of the Acquisition, the Subscription Receipts were exchanged for common shares of DHX, resulting in the issuance of 13,002,000 additional common shares. The net proceeds of the offering of $17.62 million, after deducting the balance of the underwriter’s fee, were released from escrow and used by DHX to pay down a portion of the Cookie Jar indebtedness assumed on the closing of the Acquisition.

Dividend Declaration

On February 14, 2013, the Company announced its first quarterly dividend of $0.0075 on each common share outstanding, payable on March 15, 2013 to the shareholders of record at the close of business February 25, 2013. The board of directors regularly assess the quarterly dividend payout level.

Launch Kids Channels on YouTube

On May 9, 2013, the Company announced the launch of three dedicated paid YouTube family entertainment channels, DHX Kids, DHX Junior and DHX Retro. The Company’s digital channels are offered in multiple countries, including Australia, Brazil, Canada, France, Japan, Korea, Spain, Russia, the U.K. and the U.S., and in multiple languages, including English, French, Japanese, Korean, Portuguese, Russian and Spanish.

Acquisition of Ragdoll

On September 16, 2013, the Company announced the acquisition of Ragdoll Worldwide Limited from BBC Worldwide and a group including the founder of Ragdoll, Anne Wood for GBP 17.40 million (approximately CAD $28.40 million) in cash, funded from a CAD $25.00 million expansion of DHX’s current debt facility and the balance from cash reserves, including its revolving line of credit. DHX expects the transaction to be accretive to net earnings per share for fiscal 2014.

Under the agreement, DHX obtained twelve series, including popular UK series The Adventures of Abney & Teal, BAFTA-winning Dipdap and Brum, in addition to 365 episodes of Teletubbies, 52 episodes of Teletubbies Everywhere and 100 episodes of In the Night Garden. Ragdoll Worldwide Limited was established as a joint venture in 2006 between BBC Worldwide, BBC’s commercial arm, and Ragdoll Ltd.

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BUSINESS OF THE COMPANY

Introduction

DHX is a leading global children’s entertainment company, headquartered in Canada and operating worldwide. DHX owns the largest independent library of children’s video content in the world. The Company’s extensive library includes many of the world’s most popular and recognizable characters and shows such as Yo Gabba Gabba!, Caillou, Inspector Gadget, Johnny Test, Doozers and Busytown Mysteries.

DHX’s library contains 9,500 half hours (more than 290 titles) of primarily animated programming, which is more than double the size of any other independent library of children’s content. The titles appeal to a broad cross-section of audiences, from classic preschool properties targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. DHX’s library, combined with its production capabilities, makes it a valuable “go to” supplier to a broad range of established and new TV channels and Over-The-Top Content (“OTT”) providers which are looking to provide a wide range of programming to their viewers. DHX has also been able to leverage its independent status and critical mass to launch its own channels, most recently in partnership with YouTube.

The Company produces between 75 and 150 new half hours annually through its animation studios. New content is created at low risk to DHX with direct production costs typically 100% covered at green lighting from contracted Canadian broadcast licensing revenue, tax credits, other subsidies and pre-sales.

DHX also generates Merchandising & Licensing (“M&L”) revenue exploiting its own brands as well as third party brands across toys, games, apparel, publishing and other categories, through its ownership of the CPLG, the largest entertainment brand representation agency in Europe.

DHX owns a highly valuable library with substantial scale and diversity. Libraries of this breadth and depth are extremely difficult to replicate. Replacement would take several decades, and cost more than $3.00 billion dollars with no assurances of created brands of a similar strength.

Library Highlights
		% Titles Currently Licensed for
# Half Hours of Programming	# Titles	Broadcast TV

9,500+	290+	81%

		% Titles Generating Digital
# Titles with > 39 Episodes	Estimated Replacement Cost	Revenue (LTM)

84+	$3.00 billion+	80%

DHX develops and controls a number of established, globally recognized brands such as Yo Gabba Gabba!, with evergreen, multi-generational brands such as Caillou, emerging brands such as Johnny Test, and brands that are prime for renewal such as Inspector Gadget.

DHX has long-standing relationships with many of the world’s distributors across broadcast television, cable and digital channels. The Company’s library and production capabilities make it a “go to” source of content and programming.

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Selected Distribution Partners

Linear Distribution		Digital Distribution
─	Al-Jazeera	─	Amazon
─	Cartoon Network	─	Blink Box
─	CBC	─	Dish Network
─	Cbeebies	─	Hulu
─	Comedy Central	─	Kidoodle
─	CTV	─	LoveFilm
─	Disney	─	Netflix
─	Family	─	Redbox
─	MTV	─	Tata Sky
─	Nickelodeon	─	TVzor
─	PBS	─	Xfinity
─	The Comedy Network	─	YouTube
─	The Hub

DHX benefits from an advantageous regime of Canadian federal and provincial government tax credits and incentives that have been in place in one form or another for over 35 years and which enables the Company to produce television and film productions for the domestic and international marketplace with limited investment by the Company. This financing environment enables the Company to retain exploitation rights to its productions and build greater value in its library of original productions for exploitation in worldwide and ancillary markets. Canadian producers have ready access to US television markets thanks to geographic and cultural factors such as proximity, common vernacular and shared cultural experience, providing an advantage over non-Canadian producers. These are some of the factors that have propelled the overall export value of film and television production in Canada in 2011/2012 to $2.23 billion (CMPA Profile 2012 published by the CMPA available online).

The Company’s Business Lines

The Company’s core business is producing, distributing and licensing television programs and then ancillary rights. Within its core business DHX has three integrated business lines: production, rights exploitation (television programme distribution and ancillary rights), licensing and interactive. The Company’s rights exploitation business encompasses distribution of its productions and exploitation of ancillary rights (which involves licensing rights to merchandisers for fabrication of consumer products based on intellectual property owned by the Company). The Company’s interactive business oversees the development, production and exploitation of new media products on interactive, mobile, Internet and new digital platforms. Each of the Company’s business lines is described in more detail below.

Production Business

Production Strategy

DHX has an expertise in developing, producing and monetizing children’s content worldwide. The Company is vertically integrated with its production studios in Vancouver, Halifax and Toronto. Canada is a favorable jurisdiction for television production due to its tax credit incentive regime, Canadian content regulations, as well as excellent international co-production treaties and highly skilled creative workforce. Canada is the second largest exporter of English language audio visual products in the world.

DHX’s core production business focuses on programmes, primarily animation in the children and youth arena, that will appeal to worldwide audiences and that have the potential to generate multiple revenue streams. Children’s programming, especially animation, travels across cultures more easily than non-children’s programming as it can be more easily dubbed into other languages and can therefore be sold in numerous markets. Management believes that animated children’s programming is particularly attractive due to the potential for longer-term revenue streams, including merchandising and licensing revenue, as it tends not to become dated as quickly as other forms of programming and consequently may be resold for viewing by successive generations of children.

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The Company’s production strategy also encompasses development of properties outside of its core area of children and youth programming. Diversification of its production slate provides the Company with alternative revenue streams, and access to different markets.

DHX’s development process is both creative and business driven. The Company’s creative development team seeks out both emerging and proven talent in the respective genres (family and comedy) and works with its key broadcast clients to develop new and fresh ideas. At the same time, DHX reaches out to its international network of broadcasters to ensure it maximizes international license fees. On the business side, DHX develops structures that would maximize domestic and international subsidies.

DHX believes in the importance of producing and developing high quality television programs to extend the life of current library titles, encourage licensing and merchandising and earning a profit margin on production. Over the past ten years, the Company has accumulated over 290 titles through proprietary production or acquisition, and is currently in production with nine titles based on its proprietary and licensed intellectual property (“IP”). The Company also actively pursues co-production relationships in order to expand its output and access to international talent to create worldwide brands of value.

DHX Halifax has completed projects such as Animal Mechanicals, Bo on the Go, Monster Math Squad and Doozers. DHX Halifax produces children’s programs as well as documentaries, prime-time comedy and feature films. DHX has also built an active production service business where it uses its facilities and software as well as talent to in-source animation production from other studios. DHX Vancouver has worked on a number of projects for Hasbro Studios, including production of the television titles My Little Pony and Pound Puppies. DHX Vancouver produces family and children’s programs and specializes in digital and classical animation.

The Company maintains a highly disciplined approach to acquiring and perfecting key exploitation rights to its content and owns the majority of the home entertainment and merchandising rights to its IP. Its production partners represent a world-class base of content distributors.

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Low Capital Risk Production Funding Model

DHX has developed a production funding model that ensures there is low capital risk associated with developing new titles and new seasons for existing titles while retaining the long term exploitation rights. The Company typically has 85% to 100%, of the direct cost of production covered before it green lights a production. This is achieved through domestic upfront payments, co-productions, favorable Canadian tax credits and other funds. This green light policy creates a compelling operating model in that the Company can produce new television shows with low capital risk.

DHX Proprietary Direct Production Cost Funding Model

Source of Funding (% Contribution)			Key Points	% Production Costs Covered

1		-	DHX works with a commissioning broadcaster (CBC, YTV, TELETOON, Treehouse, etc.)
	Contracted Canadian Broadcaster License Fees (~30% of total)	-	Canadian broadcasters mandated to spend approximately 30% of their revenues on Canadian content

2	Canada Media Fund (CMF) - License Fee Program (~25% of total)	-	CRTC mandated program supported by cable operators and partially by the Dept. of Canadian Heritage
		-	Serves as a license fee top up

3	Federal and Provincial Tax Credits (~35% of total)	-	Tax credits essentially are reimbursements for portion of production costs (labour based)

4		-	Various provincial government equity funds and private equity
	Other Public Funding Sources (~10% of total)	-	Shaw Rocket Fund
		-	Film Nova Scotia Funds
		-	Bell New Media Fund
		-	Independent Production Fund

5		-	Global partners
	Contracted International Pre-Sales	-	Pre-sales (pre-initial broadcast) to international broadcasters

Source: cmpa.ca; rocketfund.ca.

The Company monetizes its proprietary content through a highly diversified set of revenue streams. After the initial production, DHX licenses the content globally for a set term, and then re-licenses again and again in various territories to create a continuing incremental revenue stream over time. In addition, the Company is leveraging the emergence of OTT digital distribution channels to further monetize proprietary content. DHX also generates a portion of revenue from licensing its brands for merchandise and other products and events. The Company has a history of successful consumer promotions with companies like Vans, Jazwares and General Mills.

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DHX has a demonstrated track record in developing new properties and revitalizing iconic brands. Representative examples of the Company’s expertise in creating and exploiting brands include Inspector Gadget, Yo Gabba Gabba! and Caillou.

Current Production

DHX has a robust production pipeline with over nine new titles with 216 episodes in production for distribution over the next 12 to 18 months. The slate includes shows such as Looped, Doozers, Ella the Elephant, Johnny Test, Inspector Gadget, Dr. Dimension Pants, Satisfaction and Packages From Planet X. In addition, the Company’s prime-time production slate includes beloved titles such as the award-winning comedy series This Hour Has 22 Minutes, which has a 21 year history as a cultural icon in the Canadian market.

Production Services

DHX also generates recurring revenue from its long-standing production services relationships. Services are provided under contract and typically on a repeat basis for established brands.

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Current Work-for-hire Production Slate

Production Partner	# Titles in Production	# Episodes	Relationship (Duration)

Disney	1	23	15+ years

Hasbro Studios	4	104	10+ years

Mattel	1	2	10+ years

Amazon	1	1	2 years

Rights Exploitation Business

The Company distributes its productions through DHX’s international sales group, based in Toronto. DHX sells initial broadcast rights to individual broadcasters representing different ‘windows’ (pay cable, terrestrial, cable and satellite) in their respective territories, sells packages of programmes to individual broadcasters, reuse rights (‘library’ sales) to existing series with individual broadcasters and pre-sells series in development. The Company maintains relationships with all of the key broadcasters in the children and youth genre in all of the major territories worldwide. The Company’s broad base of more than 200 different customers to date has been critical to the Company’s growth, enabling it to minimize the effects of downturns in any one market. Since 1999, the Company’s international sales group has concluded over 1,500 separate television series distribution agreements.

Independent Library of Children’s Entertainment

The Company’s library contains 9,500 half hours of evergreen, primarily animated programming across 290+ titles.

Key Library Assets (Top 65 of 290+ Titles)

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Title	# Episodes	Title	# Episodes
Super Why!	80	 Latest Buzz	65
Arthur	185	Martha Speaks	70
Richard Scarry	65	My Spy Family	46
 Naturally, Sadie	65	Ivanhoe, The King's Knight	52
 Poko	71	Jayce and the Wheeled Warriors	65
 Radio Free Roscoe	52	 Knights of the Zodiac	40
Waybuloo	100	 Kung Fu Dino Posse	40
Zack Files	52	 Lassie	52
Bo on the Go	55	 Liberty's Kids	40
Are You Afraid of the Dark?	91	 Les Intrepides	52
Astrofarm	53	 The Little LuLu Show	52
C.O.P.S.	65	 M.A.S.K.	75
 Country Mouse, City Mouse	52	 Madeline	65
 Dennis the Menace	95	 Magi-Nation	52
 Emily of New Moon	46	 MetaJets	40

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Distribution Capability

DHX has long-standing relationships with many of the world’s distributors across broadcast television, cable and digital channels. The Company efficiently manages its global distribution relationships through an in-house platform in order to monetize its extensive library worldwide.

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Channel	Description
Linear	Worldwide TV broadcast rights
Distribution	Over 1,500 distribution agreements with more than 270 TV networks
	─	Canada: CBC, Treehouse / YTV, TVO, Teletoon, etc.
	─	U.S.: CBS, Nickelodeon, Disney, etc.
	─	International: BBC, Channel 5, France Television, etc.

Digital	Major supplier of children’s entertainment to Netflix
Distribution	New content partners include
	─	Canada: Teletoon (Mobile & VOD), Telus
	─	U.S.: Netflix, Amazon, Hulu
	─	Europe: LOVEFiLM (Amazon), Tesco-owned Blinkbox, Dailymotion (France/Switzerland/Belgium), Canal (France), Media Network (Italy), Voyo in Slovakia, TVZOR in Russia, Virgin Media
	─	South America: Opticom in Argentina, DLA
	─	Africa: Wananchi Programming Ltd., Triplay Digital Content Ltd.
	─	Asia: Tata Sky, Reliance Digital, Cheers Media, Asiana Licensing, Alebrije Entertainment, Beijing Dingxin Tianjin Science & Technology Co., Beijing Kanglongsheng Technology Co.
Recently launched three DHX-branded subscription YouTube channels

Home	Owns home entertainment rights to most of its titles
Entertainment	Rights to home entertainment pre-sold as part of production financing or sold to specialized international distribution companies on a territory-by-territory basis

DHX is the largest independent provider of children’s content in Canada, the largest international supplier into the U.S. market, and has a significant presence in all key markets around the world, including Europe, Asia and South America. As children’s content transcends cultures more easily than other genres, the Company benefits from its focus on animated shows and enjoys global recognition for many of its titles. Through its TV sales offices located in Canada, Paris and Los Angeles, DHX distributes its programming to over 200 territories.

DHX’s distribution team consists of experienced professionals and is fully integrated with the Company’s development and production studios, which provides valuable market feedback at all stages of project development. Through this feedback, DHX is able to develop new content, including new titles and new seasons of existing titles, with broad appeal and a significant market opportunity. The Company utilizes a highly functional content rights management system which is used to manage all the business aspects of distribution and maximize monetization of content.

DHX maintains a strong global presence at preeminent industry events, including MIP, MIPCOM, Licensing International Expo, American International Toy Fair, Licensing Show and others to continually identify opportunities to monetize its library globally.

Digital Distribution

The emergence and the rapid growth of OTT platforms are creating substantial opportunities for owners of high-quality, in-demand content to create new revenue streams. DHX, as the largest independent provider of children’s programming after Disney, DreamWorks, Warner and Nickelodeon, is extremely well-positioned to benefit from this industry transformation.

The digital distribution of DHX’s industry-leading library is a source of significant growth for the Company as subscription video on demand (“SVOD”) and other OTT channels have increasingly looked to add high quality children’s content to their offerings. The Company has agreements with leading digital providers in the U.S., including Netflix, Hulu, Blockbuster (owned by DISH) and Comcast.

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In an effort to further enhance its OTT distribution network, DHX has entered into several new international digital content deals with new global channel operators in Europe, South America and Africa. The Company expects the rollout of digital to continue around the world.

In an effort to support the digitization of its library and to enhance its digital delivery capabilities, DHX has made significant investments in infrastructure, technology and personnel. These investments have supported the Company’s success in becoming one of the largest providers of children’s programs on OTT platforms, and have also provided a significant competitive and cost advantage.

In order to expand its online video platform to professional content creators, YouTube offered certain content partners the opportunity to create the first of their “paid-for” subscription channels. DHX joined this group, in May 2013 when it launched three subscription based channels – DHX Junior, DHX Kids and DHX Retro. These channels operate similar to other OTT channels such as Netflix, Totalmovie, Hulu and Amazon, and will further enhance the Company’s digital footprint.

DHX’s Subscriber-Based YouTube Channels

Offers content from	Features live action & animated titles	Platform for nostalgic childhood
The Busy World of Richard Scarry,	such as Horseland, Mudpit,	favorites including Heathcliff,
The Doodlebops and Madeline	Sabrina and Sherlock Holmes	Inspector Gadget, Sonic the
Hedgehog and Super Mario

Interactive Business

DHX’s interactive media department operates out of Toronto, developing and distributing interactive media to various platforms. Over the last 12 years, the company produced and distributed over 50 owned websites and over 100 online games to broadcast partners both domestically and internationally.

DHX also licenses its brands to third party developers for various platforms and translated into a variety of languages. In 2008, the Company began to build upon this expertise to create content for the new and emerging mobile platforms and started publishing the content directly to consumers via paid subscription or download-to-own services. To date, the Company has published directly and indirectly 30 mobile applications, available in both the iOS and Android stores, and recorded 4.3 million downloads around the world. There are currently 14 titles in various stages of development and scheduled to be released in the next 12 months.

Specialized Skill and Knowledge

DHX’s management team brings together strong complementary skills, expertise and experience in various aspects of the television and film production industry, including production, financing, sales and marketing. The Company is led by CEO Michael Donovan, Executive Chairman Michael Hirsh, President & COO Steven DeNure and CFO Dana Landry. The team has over 100 years of collective experience in the television and film production industry, and has received numerous awards of excellence. See “The Company” and “Directors and Officers”.

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Customers

DHX’s target customers are, in large part, made up of conventional and specialty terrestrial and cable/satellite television broadcasters in the US, the UK, Canada and other international markets. The Company targets the following broadcasters some of which are currently clients of the Company.

US Networks	UK Networks	Canadian Networks	International Networks

BBC America	Cbeebies	CBC(1)	ABC Australia(1)
Cartoon Network(1)	CBBC	CHUM Television	Canal+ (France)(1)
Comedy Central	Cartoon Network	Comedy Network (1)	France Television RAI,
The Hub(1)	UK(1)	CTV Inc. (1)	ItalyNickelodeon
The Disney Channel(1)	Channel 4(1)	The Family Channel(1)	(international)(1)
Sprout(1)	Channel 5(1)	Shaw Media(1)	Cartoon Network
MTV	ITV(1)	Societe Radio Canada(1)	(international) (1)
Nickelodeon(1)	CSC(1)	Teletoon(1)	The Disney Channel
PBS(1)	Virgin Media(1)	Tele Quebec(1)	(international)(1)
Qubo(1)	The Disney	TVO (1)	Super RTL (Germany)(1)
Starz Encore	Channel UK (1)	YTV(1)	ZDF (Germany)(1)
Netflix(1)		VRAK(1)	Kinderkanal (Germany)(1)
		Vision TV (1)	ARD (Germany)(1)
		Disney Jr.(1)	Discovery Channel (Latin
		Treehouse(1)	America)(1)
		TFO(1)	RTVE (Spain)(1)
MBC (Middle East) (1)

(1) Current customers of the Company.

The Company’s clients number in excess of 200 broadcasters or major rights buyers.

Competitive Conditions

There is a multi-billion dollar television market worldwide in addition to an even larger market for licensing and merchandising of children’s products. The television market is a strategic entry point for building exposure to and awareness of a brand among children and often acts as an important marketing tool for the brand.

The Company’s competitors can be segmented into two groups: Canadian production companies and international production companies.

Canadian Production Companies

The Company considers other Canadian producers that have access to the same financing environment in Canada and compete with the Company for programme commissions from Canadian broadcasters as its domestic competitors. Management believes that few of the Company’s Canadian competitors have the Company’s international distribution infrastructure and extensive international customer base which can be sourced to provide pre-sales and co-production financing. The Company has identified the following companies as its competitors in the Canadian market, identified by focus on children’s productions and cross-genre production:

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Children’s Entertainment Producers	Other Canadian Producers
9 Story Entertainment	Entertainment One
Amberwood	Breakthrough Entertainment
Bardel Entertainment	Galafilm Inc.
Cuppa Coffee Studios	Shaftesbury
Rainmaker Entertainment	Brightlight Pictures
Nelvana Limited	Temple Street
Zone 3 Inc.
Fresh Animation

International Production Companies

DHX also competes with international production and distribution companies for sales to international broadcasters. The following are examples of international production and distribution companies, with those having a focus on children’s productions identified separately from those having a more general focus:

Children’s Entertainment Producers - US	Children’s Entertainment Producers - International
Disney	Freemantle Media
Nickelodeon	Granada
Cartoon Network	Zodiak Media Group
Scholastic Entertainment Inc.	Shed Productions
Sesame Workshop	TV Corporation
Classic Media	All 3 Media

Intangible Properties

DHX uses a number of trademarks, service marks and official marks for its products and services. Many of these brands and marks are owned and registered by the Company, and those trademarks that are not registered are protected by common law. The Company may also licenses certain marks from third parties. The Company has taken affirmative legal steps to protect its owned and licensed trademarks, and believes its trademark position is adequately protected.

The Company can give no assurance that its actions to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation or copying of its filmed and animated entertainment by others or to prevent third parties from seeking to block sales of its filmed and animated entertainment as a violation of their trademarks and proprietary rights.

Cycles

DHX’s operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one-quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Operating results are dependent on such things as the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, these operating results may fluctuate significantly from quarter to quarter.

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Economic Dependence

The Company’s operating results for the Company’s broadcasting businesses are not dependent upon any single customer or upon a few customers with respect to revenues from advertisers.

Operations

DHX operates out of Halifax, Toronto, Vancouver and Los Angeles with additional offices in Amsterdam, Barcelona, London, Milan, Munich, Paris for CPLG. The Company has animation studios in Halifax and Vancouver and is able to provide services and facilities for both its owned productions as well as for third parties. Content distribution is marketed via a distribution group headquartered in Toronto. DHX Halifax produces children’s programs, documentaries, prime-time comedy and feature films. DHX Toronto primarily focuses on development, pre-production and distribution of family and children’s programs. DHX Vancouver produces family and children’s programs, and specializes in digital and classical animation.

Approximately 30% of the Company’s consolidated revenues for the year ended June 30, 2013 were derived from foreign operations. These consist primarily of revenues from the Company’s international content distribution, merchandising and licensing of owned proprietary progress and merchandising and licensing of represented third party brands.

Employees

At June 30, 2013 the Company had 212 full-time employees. Eleven of these employees are based in Halifax, while 79 are based at the Company’s facilities in Toronto, 7 are based in Los Angeles, California, 16 are based in Vancouver and 99 are based in Europe. In addition, the Company retains individuals on a temporary contract basis, including directors, cast and crew, with the appropriate skills and background as required for particular projects under development or in production. During the year ended June 30, 2013 (“Fiscal 2013”), the Company retained approximately 210 temporary workers. Given the extent of the Company’s production portfolio, it is able to maintain its access to skilled animators, artists, lighting crews, directors and line producers, by being able to provide relatively constant work. Many of the leading digital animation software titles were developed by Canadian companies, and animation schools such as Sheridan College in Oakville, Ontario, are leading training centres for animators. There are a number of independent animation studios across the country that can be engaged on a “work for hire” basis that can be used to manage production capacity while minimizing fixed overhead costs.

Social or Environmental Factors

DHX is committed to fair dealing, honesty and integrity in all aspects of its business conduct and has implemented a Code of Business Conduct (the “Code”) which aims to demonstrate the Company’s commitment to conduct itself ethically.

DIVIDENDS AND DISTRIBUTIONS

Holders of Common Shares of the Company are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, to receive dividends if, as and when declared by the board of directors of the Company. The Company may pay a dividend in money or property or by issuing fully paid shares. However, the Company may not declare or pay a dividend if there are reasonable grounds to believe that (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The dividend policy of the Company undergoes a periodic review by the Board of Directors and is subject to change at any time depending upon the earnings of the Company, its financial requirements and other factors existing at the time. On February 13, 2013 the Board of Directors approved a dividend policy for the payment of a regular quarterly dividend. It is anticipated that dividends will be paid in October, December, March and June of each fiscal year beginning March 15, 2013(1).

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Pursuant to subsection 89(14) of the Income Tax Act of Canada (ITA) each dividend paid by DHX on or after June 14, 2013 qualifies as an eligible dividend for Canadian income tax purposes, as defined in subsection 89(1) of the ITA.

DHX’s history on dividend payments is as follows:

Dividend Payment History

Record Date	Payment Date	Amount(2)

October 2, 2013(3)	October 16, 2013	$0.011

May 31, 2013	June 14, 2013	$0.0075

February 25, 2013	March 15, 2013	$0.0075

(1)	The gap in dividend payment between June and October is due to the timing of release of the Company’s annual financial statements which are due 90 days from year end. Quarterly financials are due 45 days from each quarter end.
(2)	All amounts represent pre-tax dividend amounts in Canadian dollars.
(3)	Dividend declared on September 22, 2013 with a record date of October 2, 2013 and a payment date of October 16, 2013.

DESCRIPTION OF SHARE CAPITAL

The following description refers only to the Company’s share capital and not to any of its subsidiaries. The Company’s share capital is authorized under and subject to applicable provisions of the Canadian Business Corporations Act (“CBCA”). Any amendment to the Company’s authorized share capital, or any other provision of its Articles of Continuance, is subject to shareholder approval as required by the CBCA. For a more detailed description of the Company’s share capital, please refer to the provisions of the Articles of Continuance.

At February 12, 2004, the date of its incorporation, the Company’s authorized share capital was 1,000,000 Common Shares. On April 19, 2004, the Company’s authorized share capital was increased to 100,000,000 Common Shares. On June 6, 2005, the Company’s authorized share capital was amended to convert 10,000,000 authorized Common Shares into 10,000,000 authorized Class A Preferred Shares. On May 12, 2006, the Company amended its authorized share capital to create an unlimited number of Common Shares. At the same time the Company was authorized by its shareholders to automatically convert the Class A Preferred Shares into Common Shares at the completion of the Company’s initial Public Offering on May 19, 2006. The Common Shares do not have nominal or par value and all of the issued and outstanding Common Shares are fully paid-up. The Company also has Options and Warrants. On May 12, 2006, the Company amended its Articles of Continuance to create a new class of shares designated as Preferred Variable Voting Shares, with an authorized capital of an unlimited number of shares. The Preferred Variable Voting Shares do not have nominal or par value and all of the Preferred Variable Voting Shares are fully paid-up.

The Company may, by special resolution of its shareholders, amend its articles to: change any maximum number of shares that the Company is authorized to issue; create new classes of shares; reduce or increase its stated capital, if its stated capital is set out in the articles; change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series; divide or authorize the directors (or revoke, diminish or enlarge such authority) to divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; authorize the directors (or revoke, diminish or enlarge such authority) to change the rights, privileges, restrictions and conditions attached to unissued shares of any series; add, change or remove restrictions on the issue, transfer or ownership of shares; or add, change or remove any other provision that is permitted by the CBCA to be set out in the articles.

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The holders of shares of a class are entitled to vote separately as a class on a proposal to amend the Company’s articles to: effect an exchange, reclassification or cancellation of all or part of the shares of such class; add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class; increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class; make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class; effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or constrain the issue, transfer or ownership of the shares of such class or change or remove such constraint. Additionally, the holders of shares of a class, except the holders of Common Shares of the Company pursuant to the Company’s articles, are entitled to vote separately as a class on a proposal to amend the Company’s articles to: increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or create a new class of shares equal or superior to the shares of such class. The holders of shares of a series are entitled to vote separately as a series on any of the foregoing proposals if such series is affected by an amendment in a manner different from other shares of the same class.

Under the By-Laws, annual meetings must be held not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the Company’s preceding financial year. The annual meeting of shareholders is held for the purpose of considering the financial statements and reports required by the CBCA to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. The board of directors of the Company may call a special meeting of shareholders at any time. Annual or special meetings may be held at the registered office of the Company or elsewhere in Canada if the Company’s board of directors so determines. Under the By-Laws, meetings of shareholders require 21 days’ notice of such meetings. Under the CBCA, the holders of not less than 5% of the issued shares of the Company that carry the right to vote at a meeting sought to be held may requisition the board of directors of the Company to call a meeting of shareholders for the purposes stated in the requisition. If the directors of the Company do not proceed to call a meeting within 21 days from the date they receive the requisition, any shareholder who signed the requisition may call the meeting. The accidental omission to give notice to a shareholder, the non-receipt of a notice by a shareholder, or any error in any notice not affecting the substance thereof, does not invalidate any action taken at any meeting held pursuant to such notice. Not less than two persons holding or representing by proxy not less than 33 1/3% of the issued and outstanding shares of the Company entitled to vote at a meeting constitute a quorum for such meeting. Subject to the CBCA, a question at a meeting of shareholders shall be decided by show of hands unless a ballot thereon is required by the chair of the meeting or demanded by any person who is present and entitled to vote on such question at the meeting. Unless a ballot is so demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders upon the question. In the case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting is not entitled to a second or casting vote.

A person or company (and any director or officer of such company) who beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Company (such as Common Shares) carrying 10% or more of votes attached to all securities of the Company is, like directors and officers of the Company, considered an “insider” of the Company. Insiders of the Company are subject to requirements under securities legislation in Canadian jurisdictions to report trades of shares and each acquisition of 2% or more of additional voting securities of the Company.

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Common Shares

As of June 30, 2013, the Company had issued and outstanding 102,465,046 Common Shares. The Common Shares entitle the holders thereof to one vote per share at meetings of the Company’s shareholders; on any vote in respect of the Company’s liquidation, dissolution or winding-up; on the sale, lease or exchange of all or substantially all of the Company’s property; and as otherwise provided by applicable law. Holders of Common Shares participate in the Company’s profit by way of the payments of dividends as may from time to time be declared and, subject to the nominal priority of holders of Preferred Variable Voting Shares, the return of capital in the event of the liquidation, dissolution or other distribution of the Company’s assets for the purpose of winding up of the Company’s affairs. There are no pre-emption, redemption, purchase or conversion rights attached to the Common Shares.

The international security identification number (“ISIN”) and CUSIP number of the Common Shares are CA 2524061033 and 252406103, respectively. The Common Shares are in registered form.

Preferred Variable Voting Shares

In order to ensure that a majority of the Company’s voting shares are owned by Canadians, on May 12, 2006 the Company was granted the approval of its shareholders for an amendment to its Articles of Continuance to create a new class of Preferred Variable Voting Shares. The votes attached to the Preferred Variable Voting Shares as a class are automatically adjusted so that they, together with the votes attached to Common Shares that are owned by Canadians (as determined based on inquiries the Company has made of the holders of Common Shares and depositary interests), equal 55% of the votes attached to all shares in the capital of the Company. The votes attached to the Preferred Variable Voting Shares as a class are, in aggregate, not less than 1% of the votes attached to all shares in the capital of the Company. The Preferred Variable Voting Shares are not listed on any stock exchange.

The votes attached to the Preferred Variable Voting Shares as a class are determined based on the level of Canadian ownership of Common Shares ascertained through the company’s monitoring process. If no response to these inquiries is received from a particular broker or market intermediary, the Common Shares or depositary interests held by that broker or market intermediary will be deemed to be owned by non-Canadians. The votes attached to the Preferred Variable Voting Shares as a class are determined once the level of Canadian ownership of Common Shares has been established through this monitoring process.

The board of directors of the Company will not approve or compel a transfer to a person that is not a current officer of the Company and a Resident Canadian, and it is the current intention of the Company’s board of directors that all of the Preferred Variable Voting Shares be held by the individual that holds the position of Chief Executive Officer of the Company from time to time. The Company issued 100,000,000 Preferred Variable Voting Shares to the Company’s Chief Executive Officer, Michael Donovan, who entered into a Preferred Variable Voting Shareholders Agreement with the Company pursuant to which Michael Donovan (i) agreed not to transfer Preferred Variable Voting Shares, in whole or in part, except with the prior written approval of the board of directors of the Company, (ii) granted to the Company the unilateral right to compel the transfer of the Preferred Variable Voting Shares, at any time and from time to time, in whole or in part, to a person designated by the board of directors of the Company and (iii) granted to the Company a power of attorney to effect any transfers contemplated by the Preferred Variable Voting Shareholders Agreement. The board of directors of the Company will not approve or compel a transfer without first obtaining the approval of the TSX and the Preferred Variable Voting Shareholders Agreement cannot be amended, waived or terminated unless approved by the TSX. In determining whether to approve or compel a transfer, the board of directors of the Company will act in the best interests of the Company in order to enable the Company to be eligible for tax credits or government incentives. Pursuant to the Preferred Variable Voting Shareholders Agreement, the consideration received as a result of the transfer of Preferred Variable Voting Shares cannot exceed one/one millionth of a cent per share. Under the terms of the Preferred Variable Voting Shares, transfers of the shares will be restricted to Resident Canadians.

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The Preferred Variable Voting Shares are redeemable at the option of the Company for one/one millionth of a cent per share and, in the event of the liquidation, dissolution or other distribution of the Company’s assets for the purpose of winding up of the Company’s affairs, holders of Preferred Variable Voting Shares are entitled to one/one millionth of a cent per share in priority to holders of Common Shares, but have no further rights. Preferred Variable Voting Shares will not be entitled to receive dividends. The terms of the Preferred Variable Voting Shares and the Preferred Variable Voting Shareholders Agreement contain a coattail provision which prevents a holder of Preferred Variable Voting Shares from accepting an offer to purchase all or part of the holder’s shares unless the party making the offer also offers to purchaser, by way of a take-over bid, all of the outstanding Common Shares at a price per Common Share and on other terms and conditions as are approved by the Company’s board of directors.

MARKET FOR SECURITIES

The Company’s common shares are listed on the Toronto Stock Exchange. The monthly price ranges and volume for the year ended June 30, 2013 on the Toronto Stock Exchange is as follows:

DHX MEDIA LTD. (Toronto: DHX)

Date	Open	High	Low	Close	Volume
Jun-13	2.83	3.31	2.82	3.19	143,517
May-13	2.76	3.16	2.69	2.85	253,998
Apr-13	2.65	2.89	2.49	2.74	132,825
Mar-13	2.64	2.76	2.55	2.57	118,934
Feb-13	2.11	2.66	1.99	2.65	304,394
Jan-13	1.77	2.12	1.99	2.08	128,304
Dec-12	1.77	1.89	1.68	1.74	101,469
Nov-12	1.76	1.97	1.63	1.79	238,342
Oct-12	1.62	1.98	1.63	1.75	123,901
Sep-12	1.47	1.75	1.46	1.6	214,272
Aug-12	1.15	1.54	1.07	1.47	252,342
Jul-12	1.1	1.26	1.12	1.14	31,745

Prior Sales of Shares

Preferred Variable Voting Shares

On May 19, 2006, the Company issued 100,000,000 Preferred Variable Voting Shares to the Company’s Chief Executive Officer, Michael Donovan, at one millionth of a cent per share.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Under the terms of the Acquisition Agreement, described above under “Significant Acquisitions and other Recent Developments – Acquisition of Cookie Jar Entertainment”, Cookie Jar and DHX entered into an escrow agreement with Computershare Trust Company of Canada, as escrow agent (the “Escrow Agent”) on closing (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Cookie Jar Vendors deposited 10,073,109 common shares (the “Escrowed Shares”) with the Escrow Agent for the purposes of satisfying indemnification claims against the Vendor under the Acquisition Agreement.

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The beneficial holders of the Escrow Shares are entitled to exercise all voting rights and receive all dividends or other distributions paid with respect to its Escrowed Shares.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

	Number of Securities Held in Escrow or that are Subject to a		Percentage of
Designation of Class	Contractual Restriction on Transfer		Class

Common Shares	10,073,109	(1)	9.83%

(1)	The Escrowed Shares will be released from escrow (a) to a specified party, if at any time the Escrow Agent receives a written direction from DHX and Cookie Jar for such release, (b) to DHX, if it makes a claim for damages in connection with the Acquisition Agreement to the Escrow Agent and Cookie Jar prior to the date that is 18 months after the Closing Date and either (i) DHX and the Escrow Agent do not receive a notice of objection from Cookie Jar within 15 days of such claim notice, or (ii) DHX and the Escrow Agent receive a notice objecting to the claim but either (A) both DHX and Cookie Jar deliver joint instructions respecting the release of Escrowed Shares, or (B) a final decision has been rendered to enforce an award with respect to the amount of such claim by a court of competent jurisdiction in accordance with the terms of the Acquisition Agreement, the Escrow Agent shall release the Escrowed Shares in accordance therewith.

DIRECTORS AND OFFICERS

The Company’s board of directors is elected at each annual general meeting of shareholders. Additional directors may, within the maximum number permitted by the Articles of Continuance, be appointed by the board of directors of the Company, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. The Company may have as few as three directors, at least two of whom cannot be officers or employees of the Company or its affiliates, and as many as ten directors. A director or officer of the Company must disclose to the Company, in the manner and to the extent provided by the CBCA, any interest that such director or officer has in a material contract or transaction, whether made or proposed, with the Company, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Such a director shall not vote on any resolution to approve the material contact or transaction except as allowed under the CBCA. Directors are paid such remuneration for their services as the board of directors of the Company may from time to time determine. Directors are entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board of directors of the Company or any committee thereof. Subject to the CBCA, the Company will indemnify a director or an officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs and expenses reasonably incurred by the individual in respect of any civil, criminal or other proceeding in which the individual is involved because of that association with the Company, or other entity, if such individual (a) acted honestly and in good faith with a view to the best interests of the Company, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The board of directors of the Company may from time to time appoint a chair of the board of directors of the Company, a chief executive officer, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board of directors of the Company may determine. The board of directors of the Company may from time to time specify the duties of each officer, delegate to him or her powers to manage any business or affairs of the Company (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the CBCA. The board of directors of the Company may, in its discretion, remove any officer of the Company. To the extent not otherwise so specified or delegated, and subject to the CBCA, the duties and powers of the officers of the Company shall be those usually pertaining to their respective offices. The board of directors of the Company has the power to approve offerings of authorized capital. The board of directors of the Company may appoint one or more committees of the board of directors of the Company and, subject to the CBCA, delegate to any such committee any of the powers of the board of directors of the Company.

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The following table sets out, for each of the Company’s directors and executive officers, the person’s name, age, municipality of residence, positions with the Company, principal occupation and, if a director, the day, month and year in which the person became a director. The term of office for each of the directors will expire at the time of the Company’s next annual shareholders meeting. As of June 30, 2013, the Company’s current directors and officers own or exercise direction or control over a total of 49,772,145 Common Shares, representing 48.6% of the outstanding number of Common Shares.

Directors and Officers

Name and Municipality of		Offices with the	Principal
Residence	Age	Company	Occupation	Director Since

Michael Patrick Donovan(1) Halifax, Nova Scotia, Canada	60	Chief Executive Officer	Officer of the Company	February 12, 2004

Michael Hirsh Toronto, Ontario, Canada	65	Executive Chair	Officer of the Company	October 22, 2012

Dana Sean Landry Halifax, Nova Scotia, Canada	43	Chief Financial Officer	Officer of the Company	N/A

David Andrew Regan Halifax, Nova Scotia, Canada	44	Executive Vice President, Corporate Development, and IR	Officer of the Company	N/A

Steven Graham Denure Toronto, Ontario, Canada	54	President and COO	Officer of the Company	N/A

Mark Gregory Gosine, Halifax, Nova Scotia, Canada	46	Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary	Officer of the Company	N/A
John William Ritchie(2),(3),(4) Halifax, Nova Scotia, Canada	84	Director	Corporate Director	February 12, 2004

Sir Judson Graham Day(1),(2),(3),(4) Hantsport, Nova Scotia, Canada	80	Lead Director	Corporate Director	January 9, 2006

Donald Arthur Wright(2),(3),(4) Toronto, Ontario, Canada	65	Director	Corporate Director	January 9, 2006

Robert g. C. Sobey(2) New Glasgow, Nova Scotia, Canada	46	Director	Corporate Director	December 16, 2010

John Loh(2),(4) Toronto, Ontario, Canada	43	Director	Corporate Director	October 22, 2012

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Directors and Officers

Name and Municipality of		Offices with the	Principal
Residence	Age	Company	Occupation	Director Since

Michael Salamon(3) Toronto, Ontario, Canada	46	Director	Corporate Director	October 22, 2012

(1)	Member of the Production Financing Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Nominating and Governance Committee.

Except as noted below, each of the Company’s directors and executive officers has been engaged for more than five years in his or her present principal occupation or in other capacities with the company or organization (or predecessor) in which he or she currently holds his or her principal occupation.

Directors and Officers

Sir Judson Graham Day, O.N.S., C.D., Q.C., a non-executive and Lead Director of DHX, is Counsel to the Atlantic Canada law firm of Stewart McKelvey. He has served as Chairman of the board of directors of Sobeys Inc., Cadbury Schweppes plc, PowerGen plc, British Aerospace plc, Hydro One Inc., Scotia Investments Limited, as well as lead director of The Bank of Nova Scotia. Sir Graham Day is a Fellow of the Institute of Corporate Directors of Canada and a Companion of the Chartered Management Institute in the United Kingdom. He is the Colonel Commandant of the Canadian Forces Legal Branch. He is Chancellor Emeritus of Dalhousie University, was knighted in 1989 by Queen Elizabeth II for services to British industry and has been elected to the Canadian Business Hall of Fame.

Michael Patrick Donovan, Chief Executive Officer of DHX, has been recognized with numerous awards for his work in the television and film industry, including an Academy Award for the feature documentary Bowling for Columbine. Mr. Donovan co-founded and was chairman and chief executive officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a non-practicing member of the Barristers Society of Nova Scotia, was previously a member of the Board of the Academy of Canadian Cinema and Television, and is currently the Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). In 2009 he was elected to the Board of the Canadian Media Production Association (CMPA). Mr. Donovan holds a B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Michael Hirsh, Executive Chair, Executive Producer and Chair of Digital Sales Group of DHX is recognized industry-wide as a leading business and brand-builder. Mr. Hirsh’s achievements have helped shape today’s era in animation production and distribution. In 1971, Mr. Hirsh co-founded Nelvana Limited, where he developed and produced many of television’s most celebrated quality animated programs and in the process pioneered many of the worldwide co-production, marketing and distribution techniques that have become standard industry practice. Some of the shows that Nelvana is best known for are Babar, Berenstain Bears, Care Bears, Droids, Ewoks, Magic School Bus, Franklin, Little Bear, Max and Ruby, Rolie Polie Olie and Bob and Margaret as well as Rock & Rule. Nelvana was sold in 2000 and Mr. Hirsh continued to serve as CEO until 2002 when he left the company. In 2004, Mr. Hirsh co-led an investment group to start Cookie Jar Entertainment Inc. where he served as CEO until the acquisition of its business by DHX in October 2012.

John Loh, a non-executive director of DHX, has 19 years of experience in private equity and investment banking. He was with TD Capital, Birch Hill’s predecessor company, from 1999 to 2005. Prior to joining TD Capital, Mr. Loh was a Director in TD’s Asian Media and Telecom group based in Singapore. He also spent four years with TD Securities in Toronto where he worked in the Corporate Finance and M&A and the Structured Finance Groups, focusing mainly on transactions in the communications sector. Mr. Loh received his H.B.A. from the Richard Ivey School of Business, University of Western Ontario.

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John William Ritchie, a non-executive director of DHX, has over 50 years of experience in the Canadian financial community. Mr. Ritchie is a former director of Empire Co. Ltd., Sobeys Inc. and Salter Street Films. Mr. Ritchie also co-owned and operated Scotia Bond Company Limited, an Atlantic Canadian-based, regional investment dealer, from 1963 to 1990. Scotia Bond was a member of the Toronto and Montreal Stock Exchanges and was sold to a national investment dealer in 1990.

Michael Salamon, a non-executive director of DHX, is a partner of Birch Hill Equity Partners and has over 20 years of experience in the private equity industry. Prior to joining Birch Hill in 2005, he was with TD Capital Group Ltd. from 2000 to 2005, Birch Hill Equity Partners’ predecessor company, and prior to that spent seven years as a Vice President at Harrowston Inc., a Toronto-based private equity investment firm. Mr. Salamon received his M.B.A. from the University of Chicago and his Bachelor of Applied Science (Honours) in Electrical Engineering from the University of Toronto. Mr. Salamon is a CFA charterholder and has the ICD.D designation.

Robert (Rob) G. C. Sobey, a non-executive director of DHX, is the President and CEO of Lawtons Drugs and a Director of Empire Co. Limited and Sobeys Inc. He is the past Chairman of the Art Gallery of Nova Scotia and the Nova Scotia Community College, and sat on the boards of Queen’s University and the Nova Scotia College of Art and Design. Mr. Sobey currently sits on the Board of Dalhousie University, the Advisory Board of Queens School of Business, and is a member of the American Patrons Committee of the Tate Museum (UK). He is the Chairman of the Sobey Art Foundation, and is Honorary Colonel of the 1st Field Artillery Regiment, RCA. Mr. Sobey was selected Atlantic CEO of the Year for 2009. Mr. Sobey has an MBA and the ICD.D designation.

Donald Arthur Wright, a non-executive director of DHX. Mr. Wright is currently the President and Chief Executive Officer of The Winnington Capital Group Inc. He is an active investor in both the private and public equity markets. Mr. Wright’s career has spanned over 30 years in the investment industry. He has held a number of leadership positions, including President of Merrill Lynch Canada, Executive Vice-President, Director and member of the Executive Committee of Burns Fry Ltd., Chairman and Chief Executive Officer of TD Securities Inc. and Deputy Chairman of TD Bank Financial Group. Mr. Wright serves as Chairman of the Board of Directors of GMP Capital Inc., Cinaport Capital Inc., Equity Financial Holdings Inc., Equity Financial Trust Co., Richards Packaging Inc. and Tuscany International Drilling Inc. He is also Chairman of the Board of Trustees of Richards Packaging Income Fund. Mr. Wright serves as a Director of several other Canadian corporations. He actively supports numerous charitable organizations. He is a member of the Board of Directors for MaRS Innovation Inc., a member of the Royal Ontario Museum Governors’ Finance Committee, a member of the Campaign Cabinet of the Centre for Addiction and Mental Health Foundation and Honorary Chair of the Pine River Institute Cabinet. He is also a past member of the Board of Trustees of The Hospital for Sick Children, and Past Chairman of the Board of Directors of VIA Rail Canada Inc.

Other Officers

Steven Graham DeNure, President and Chief Operating Officer of DHX, is responsible for overseeing overall operations of DHX and its subsidiaries. Mr. DeNure also serves as Executive Producer on many of the Company’s television and interactive media projects. Mr. DeNure co-founded Decode Entertainment in 1997 and in 2006 merged the operations of Decode with Halifax Film to create DHX. Prior to founding Decode Mr. DeNure was at Alliance Communications Corporation for more than 10 years and served in a number of senior positions including President of Alliance Productions and President of Alliance Multimedia. During his tenure at Alliance Communications Corporation, he was involved in the development, financing and production of all television and feature film projects, including notable projects such as Due South, North Of 60, Eng, and Blackrobe, and was responsible for the animation division, music-publishing division (TMP), and for merchandising and licensing. Mr. DeNure is a pioneer in CGI animation, having acted as Executive Producer of the groundbreaking Reboot and Beast Wars animation series. Mr. DeNure serves on the board of the Canadian Film Centre as Vice Chair. Mr. DeNure graduated from Simon Fraser University with a BA in Economics & Business Administration.

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Dana Sean Landry, CA, has been the Chief Financial Officer of DHX since early 2006. Before DHX he was CFO, General Manager and Corporate Secretary for SolutionInc Technologies Limited (“SolutionInc”) from 2003-2006, a public technology company traded on the TSX Venture Exchange. Before joining SolutionInc, Mr. Landry was a financial advisor to Collideascope Digital Productions Inc., an integrated television and new media production company and President and Chief Financial Officer of imX communications Inc., a feature film, MOW and television production company. Mr. Landry began his career at Doane Raymond, Chartered Accountants (now Grant Thornton LLP) and then moved on to PwC where he had extensive involvement with the successful initial public offering of Salter Street Films. Mr. Landry is Chartered Accountant in good standing with the Institute of Chartered Accountants of Nova Scotia and holds a BBA from Acadia University (1993).

David Andrew Regan, Executive Vice President, Corporate Development and Investor Relations of DHX, is responsible for the Company’s mergers, corporate acquisitions and capital markets activities. Prior to working with DHX, Mr. Regan held positions with VI Associates, A.T. Kearney’s New York Financial Institutions Group and Export Development Corporation. In these positions he worked with clients in the entertainment and financial services industries throughout North America, Europe and Asia to provide financing, corporate development and business strategy advisory services. Mr. Regan holds an MBA from INSEAD in Fontainebleau, France, and a BBA Honours degree from St. Francis Xavier University in Nova Scotia. Mr. Regan serves on the board of directors of Watts Wind Energy Inc. and Katalyst Wind Inc. and is the Atlantic Canada chapter chair of the Ernest C. Manning Innovation Awards.

Mark Gregory Gosine, Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary of DHX is responsible for all of the legal and regulatory affairs for DHX and its subsidiaries. His principal areas of focus are financings, mergers, acquisitions, securities, intellectual property, governance and compliance. Mr. Gosine has more than 15 years legal experience both in private practice and in-house and has more than 20 years’ experience in the entertainment industry. Mr. Gosine plays a key role in the Company’s growth strategy in the acquisition and subsequent integration of such acquisitions. In his entertainment work, he oversees all legal and business aspects of the Company’s development, production and distribution. He commenced his career as a performer after completing the jazz program at St. Francis Xavier University. Mr. Gosine went on to complete a B.A. Honours degree at Saint Mary’s University and earned an LL.B. at Dalhousie University. He is member of the Nova Scotia Barristers’ Society, the Canadian Bar Association and the Canadian Corporate Counsel Association. Mr. Gosine currently serves on the boards of the Nova Scotia Yachting Association, the Social Cultural Recreational Inclusion Society and the Atlantic Film Festival, having previously served on the boards of the Nova Scotia Youth Orchestra, the Atlantic Jazz Festival, Halifax Ballet Theatre and the Cunard Street Children’s Centre.

The following chart sets forth the companies and partnerships (other than the Company and its subsidiaries) of which a director or of the Company is, or has in the past five years been, a director or partner:

Directorships/Partnerships
	Past Directorships and	Current Directorships and
Director	Partnerships	Partnerships
Michael Patrick Donovan	Salter Street Films Queen Street Entertainment Capital Inc. Media Fund (Atlantic) Ltd.	3124518 Nova Scotia Limited

Michael Hirsh	Cookie Jar Entertainment Inc.	Cineflix

J. William Ritchie

Salter Street Films

Queen Street Entertainment Capital Inc.

Sobeys Inc.

1X Inc.

Empire Company Limited

CrossOff Inc.

Scotia Bond Company Limited

Keltic Savings Corporation Ltd.

imX Communications Sampling Technologies Inc.

Kivuto Inc. Simply Cast Media Badger Inc.

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Directorships/Partnerships
	Past Directorships and	Current Directorships and
Director	Partnerships	Partnerships
Sir Judson Graham day	Scotia Investments Limited Minas Basin Holdings Ltd. The CSL Group Inc.	—

Donald Arthur Wright

Attwell Capital Inc.

Black Bull Resources Inc.

Clear Energy Systems Inc.

Fralex Therapeutics Inc.

Investment Dealers Association

GMP Capital Trust

Public Mobile Inc.

Saxon Energy Services Inc.

VIA Rail Canada Inc.

American Cancer Centers Ltd.

Bank of China (Canada)

Cinaport Inc.

Cinaport Capital Inc.

Condor Petroleum Inc.

Equity Financial Holdings Inc.

Equity Financial Trust Co.

GMP Capital Inc.

Lateral Capital Corporation

Richards Packaging Income Fund

Richards Packaging Inc.

Tuscany International Drilling Inc.

Robert G. C. Sobey	—	Sobeys Inc. Empire Co. Limited

John Loh	BW GP Inc. (Bluewave Energy) BW Holdco Inc. BW Saleco Inc. BHEP (US) Mastermind INc. Mastermind GP Inc. 2261100 Ontario Inc.

2035058 Ontario Limited

3918203 Canada Inc.

4116372 Canada Inc.

Carson-Dellosa Holdings, Inc.

Carson-Dellosa Publishing, LLC

CC Acquisitions Holdings Inc.

CF Portfolio GP Inc.

CF Portfolio Holdings Inc.

Cinar Corporation

3918203 Canada Inc. (formerly Cookie Jar Entertainment Inc.)

Issaquah Dental Lab Inc.

Novadent Inc.

Unique Collating Service, Inc.

Michael J. salamon	Marsulex Inc. Atria Networks L.P.	Blox Corporation Harrowston Holdings Limited Birch Hill Equity Partners Management Inc. Medwell Capital Corporation Marsulex Enviromental Technologies Maskatel Inc.

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Directors’ Interests in Common Shares

The interests (all of which are beneficial, unless otherwise stated) of the Company’s directors, their immediate families and persons connected with them, in Common Shares and options or warrants to acquire Common Shares are as follows:

Directors’ Interests in Common Shares
		Common Shares under
Name	Common Shares Owned	Option/Warrants

Michael Donovan	7,007,077	-
J. William Ritchie	750,830	260,000
Sir Graham Day	225,000	260,000
Donald Wright	135,135	260,000
Robert Sobey	325,000	160,000
Michael Hirsh	21,000	250,000
John Loh(1)	-	-
Michael Salamon(1)	-	-

(1)	John Loh and Michael Salamon are employees of Birch Hill Equity Partners Management Inc.. The Birch Hill Group holds 23,645,672 of the Common Shares representing 23.2% of the Common Shares and 4116372 Canada Inc., which is indirectly controlled by Birch Hill Equity Partners Management Inc., holds 4,718,124 of the Common Shares. Accordingly, the Birch Hill Equity Partners Inc. directly and indirectly owns or controls 28,363,796 Common Shares, representing approximately 27.8% of the Common Shares. Please see Birch Hill Partners Management Inc. share structure below:

Birch Hill Equity Partners Management Inc.

Name	Common Shares
411672 Canada Inc.	4,718,124
Birch Hill Partners (Entrepreneurs) III, LP	55,137
Birch Hill Equity Partners (SC) III, LP	535,307
Birch Hill Equity Partners (US) III, LP	2,584,323
Birch Hill Equity Partners II (Barbados) L.P.	3,532,380
Birch Hill Equity Partners II (Entrepreneurs) L.P.	138,444
Birch Hill Equity Partners II (QLP) L.P.	9,269,453
Birch Hill Equity Partners III, L.P.	2,892,053
TD Capital Group Limited	4,638,575

There are no directors of the Company or members of their immediate families or affiliated companies or trusts who, at the date hereof, have any financial product (including, a contract for difference or a fixed odds bet) whose value in whole or part is determined directly or indirectly by reference to the price of the Common Shares.

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Committees of the Board of Directors

The board of directors of the Company has established an audit committee, a compensation committee, a nominating and corporate governance committee and a production financing committee. Each of the committees has adopted a written charter establishing its role and responsibilities.

Audit Committee

The audit committee assists the board of directors of the Company in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. These responsibilities include oversight of the quality and integrity of the Company’s internal controls and procedures, reviewing annual and quarterly financial statements and related management discussion and analysis, engaging the external auditor and approving independent audit fees and considering the recommendations of the independent auditor, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. The audit committee has the authority to retain outside counsel or experts to assist the Committee in performing its functions. The Company’s audit committee is chaired by Donald Wright and currently composed of Sir Graham Day, J. William Ritchie and Michael Salamon each of whom is an unrelated independent director. A copy of the audit committee charter is attached as Schedule “A” to this annual information form. Each of the members of the Audit Committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. For a description of the relevant education and experience of the Audit Committee members, see “Directors and Officers”.

The following table outlines the audit, audit-related, tax and other fees billed to the Company by its external auditor, PricewaterhouseCoopers, in each of the fiscal years ended June 30, 2012 and June 30, 2013.

Audit Fees
	Fiscal Year ended	Fiscal Year ended
Fees	June 30, 2012	Jun 30, 2013
Audit Fees(1)	$409,000	$788,000
Audit Related Fees(2)	$105,400	$95,400
Tax Fees(3)	$71,235	$232,000
All Other Fees	-	-

Total	$585,635	$1,115,400

(1)	Audit fees are for services related to the audit of the consolidated financial statements (2012 - $300,000) and (2013 - $475,000) and reviewing disclosure in quarterly statements, prospectus filings and business acquisition report (2012 - $15,000) and (2013 - $313,000) and $94,000 relating to IFRS conversion in 2012.
(2)	Audit related fees are for services including those related to production cost audits.
(3)	Tax fees are for services related to tax compliance (2012 - $71,235 and 2013 - $112.200) and planning (2012 – nil and 2013 - $120,000).

Compensation Committee

The compensation committee ensures that the Company has high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The compensation committee reviews and makes recommendations to the Company’s board of directors regarding the appointment of the Company’s executive officers, and the establishment of, and any material changes to, executive compensation programmes, including that of the Chief Executive Officer. The compensation committee also oversees and administers the Company’s employee compensation and benefits plans. The compensation committee is responsible for reviewing and recommending to the board of directors of the Company the terms of compensation of directors. The compensation committee is chaired by Robert Sobey and currently composed of Sir Graham Day, Donald Wright, J. William Ritchie and John Loh.

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Nominating and Governance Committee

The nominating and governance committee assists the board of directors of the Company in identifying candidates for the board of directors of the Company and in developing and implementing effective corporate governance principles for the Company. The committee is responsible for establishing a code of conduct and ethics for the Company and for overseeing the Company’s policy on insider trading. The nominating and governance committee also evaluates the effectiveness of the board of directors of the Company as a whole, each committee of the board of directors of the Company and the contribution of individual directors. The nominating and governance committee is chaired by Sir Graham Day and is currently composed of Donald A. Wright, J. William Ritchie and John Loh.

Production Financing Committee

The production and financing committee consists of Michael Donovan and Sir Graham Day and has the authority to approve, execute and authorize all film and television production financing.

LEGAL PROCEEDINGS

The Company is not, and was not during fiscal 2013, a party or subject to any legal proceedings or group of similar proceedings, nor are any such proceedings known to the Company to be contemplated, where the amount involved, exclusive of interest and costs, exceeds or exceeded ten percent of the current assets of the Company.

RISK FACTORS

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition.

Risks Related to the Nature of the Entertainment Industry

The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.

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Risks Related to Television and Film Industries

Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operation will depend, in part, on the experience and judgment of its Management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favourable reviews or ratings, that its films will perform well in ancillary markets or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Licensed distributors’ decisions regarding the timing of release and promotional support of the Company’s films, television programs and related products are important in determining the success of these films, programs and related products. The Company does not control the timing and manner in which the Company’s licensed distributors distribute the Company’s films, television programs or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote the Company could have a material adverse effect on the Company’s business, results of operations or financial condition.

Risks Related to Doing Business Internationally

The Company distributes films and television productions outside Canada through third party licensees and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism; and the spread of swine flu or other widespread health hazard.

Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

Loss of Canadian Status

The Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act. In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. As well, substantially all of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, the broadcaster could refuse acceptance of the Company’s productions.

Competition

Substantially all of the Company’s revenues are derived from the production and distribution of television and film programs. The business of producing and distributing television and film programs is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical and marketing resources than the Company. The Company competes with other television and film production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations or financial condition.

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The Company intends to increase its penetration of the prime-time television network market. The Company competes for time slots with a variety of companies which produce televised programming. The number of network prime-time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. Competition created by the emergence of new broadcasters has generally caused the market shares of the major networks to decrease. Even so, the licence fees paid by the major networks remain the most lucrative. As a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to increase its penetration of the prime-time network market or obtain favourable programming slots, the failure to do so may have negative impact on the Company’s business.

Limited Ability to Exploit Filmed and Television Content Library

The Company depends on a limited number of titles for the majority of the revenues generated by its film and television content library. In addition, many of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.

Protecting and Defending Against Intellectual Property Claims

The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of motion pictures into digital format have made it easier to create, transmit and share unauthorized copies of motion pictures, DVDs and television shows. Users may be able to download and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

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Fluctuating Results of Operations

Results of operations for any periods are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels, industry practice is that broadcasters make most of their annual programming commitments between February and June in order that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, DHX’s revenues are not earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

Raising Additional Capital

The Company is likely to require capital in the future, as to meet additional working capital requirements, capital expenditures or to take advantage of investment or acquisition opportunities. Accordingly, it may need to raise additional capital in the future. The Company’s ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company. If the Company raises additional funds by issuing equity securities, the relative equity ownership of its existing investors could be diluted or new investors could obtain terms more favourable than previous investors. If the Company raises additional funds through debt financing it could incur significant borrowing costs. If the Company is unable to raise additional funds when needed, or on terms acceptable to the Company, its ability to operate and grow its business could be impeded.

Concentration Risk

Revenue may originate from disproportionately few productions and broadcasters. The value of the Common Shares may be substantially adversely affected should the Company lose the revenue generated by any such production or broadcaster.

Reliance on Key Personnel

The Company is substantially dependent upon the services of certain key personnel, particularly Michael Donovan, Dana Landry, and Steven DeNure. The loss of the services of any one or more of such individuals could have a material adverse effect on the business, results of operations or financial condition of the Company. Each of Mr. Donovan, Dana Landry, and Mr. DeNure are under contract to the Company until 2015, 2015, and 2014 respectively.

Market Share Price Fluctuation

The market price of the Company’s Common Shares may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company’s earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavourable publicity or changes in applicable laws and regulations, exercise of the Company’s outstanding options and/or warrants, or other factors. Moreover, from time to time, the stock markets on which the Company’s Common Shares will be listed may experience significant price and volume volatility that may affect the market price of the Company’s common shares for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of Common Shares or the availability of common shares for future sale (including Common Shares issuable upon the exercise of stock options) will have on the market price of the Common Shares prevailing from time to time. Sales of substantial numbers of Common Shares, or the perception that such sales could occur, could adversely affect the prevailing price of the Company’s common shares.

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Risks Associated with Acquisitions and Joint Ventures

The Company has made or entered into, and will continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. The Company has no present agreements or commitments to enter into any such material transactions. Any indebtedness incurred or assumed in any such transaction may or may not increase the Company’s leverage relative to its earnings before interest, provisions for income taxes, amortization, minority interests, gain on dilution of investment in subsidiary and discounted operation, or EBITDA, or relative to its equity capitalization, and any equity issued may or may not be at prices dilutive to its then existing shareholders. The Company may encounter difficulties in integrating acquired assets with its operations. Furthermore, the Company may not realize the benefits it anticipated when it entered into these transactions. In addition, the negotiation of potential acquisitions, business combinations or joint ventures as well as the integration of an acquired business could require the Company to incur significant costs and cause diversion of Management’s time and resources. Future acquisitions could also result in impairment of goodwill and other intangibles, development write-offs and other acquisition-related expenses.

Although the Company has no current commitments with respect to future acquisitions, the Company may use a portion of the proceeds of this offering to establish or acquire expanded distribution capacity, production capacity, and product libraries. There can be no assurance that appropriate acquisitions or expansion opportunities will be identified or available; that the Company will have or be able to obtain sufficient financing or acceptable terms to fund any such acquisition or expansion; that any such acquisition or expansion will be consummated, or, if consummated, the timing thereof; or that any such acquisition or expansion can be successfully integrated into or with the Company’s existing operations and business strategy and ultimately prove beneficial to the Company.

Any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Potential for Budget Overruns and Other Production Risks

A production’s costs may exceed its budget. Unforeseen events such as labour disputes, death or disability of a star performer, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available on terms acceptable to the Company. DHX has never made a material claim on its insurance or called on a completion bond. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.

Management Estimates in Revenues and Earnings

The Company makes numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings can widely fluctuate if Management has not accurately forecast the revenue potential of a production.

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Stoppage of Incentive Programs

There can be no assurance that the local cultural incentive programs which DHX may access in Canada and internationally from time to time, including those sponsored by various European, Australian and Canadian governmental agencies, will not be reduced, amended or eliminated. Any change in the policies of those countries in connection with their incentive programs may have an adverse impact on DHX’s business, results of operation or financial condition.

Financial Risks Resulting from the Company’s Capital Requirements

The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Government Incentive Program

In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canadian Television and Cable Production Fund, the provincial film equity investment programs, federal tax credits and provincial tax credits. The tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations or financial condition.

Changes in Regulatory Environment

At the present time, the film industry is subject to a regulatory environment. The Company’s operations may be affected in varying degrees by future changes in the regulatory environment. Any change in the regulatory environment could have a material adverse affect on the Company’s revenues and earnings.

Litigation

Governmental, legal or arbitration proceedings may be brought or threatened against the Company in the future. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert management’s attention and focus away from the business and subject the Company to potentially significant liabilities.

Technological Change

Technological change may have a materially adverse effect on the Company’s business, results of operations and financial condition. The emergence of new production or CGI technologies, or a new digital television broadcasting standard, may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

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Labour Relations

Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labour protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

Exchange Rates

The returns to the Company from foreign exploitations of its properties are customarily paid in US dollars, GBP and Euros, as such, may be affected by fluctuations in the exchange rates. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canadian funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company will hedge its foreign exchange risk through the use of derivatives.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Annual Information Form, none of the persons who are or have been directors or executive officers of DHX since July 1, 2012 or the associates or affiliates of those persons have any material interest, direct or indirect. (See Support and Standstill agreement above).

INTEREST OF EXPERTS

The Company’s consolidated financial statements for the year ended June 30, 2013 were audited by PricewaterhouseCoopers LLP, independent auditors appointed by the shareholders of the Company upon the recommendation of the Board of Directors at its Annual General Meeting held on December 10, 2012. PricewaterhouseCoopers LLP has confirmed that it is independent with respect to DHX within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia. A copy of the audited consolidated annual financial statements of the Company, including the auditor’s report thereon, may be found on SEDAR at www.sedar.com.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are PricewaterhouseCoopers LLP 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3PS, Canada. PricewaterhouseCoopers LLP is registered with the Institute of Chartered Accountants of Nova Scotia and has entered into an agreement with the Canadian Public Accountability Board.

The transfer agent and registrar for the Company’s Common Shares in Canada is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which the Company has entered into within the past year or which are still in effect:

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•	The Preferred Variable Voting Shareholders Agreement described under “Description of Share Capital – Preferred Variable Voting Shares”.

•	“Regulatory Considerations – Maintaining Canadian Control” contained in the Supplemented PREP Prospectus dated May 12, 2006 on file at SEDAR.com.

•	The Share Purchase Agreement for the acquisition of the business of Cookie Jar dated August 20, 2012 described above and on file at SEDAR.com.

•	Voting agreements entered into between DHX, 4116372 and each of Michael Donovan, the other members of the Board of Directors and Steven DeNure on August 20, 2012 described in the Short Form Prospectus dated September 25, 2012 and on file at SEDAR.com.

•	The Underwriting Agreement described in the Short Form Prospectus dated September 25, 2012 and on file at SEDAR.com.

ADDITIONAL INFORMATION

Additional financial information is provided in the Company’s comparative consolidated financial statements and Management’s Discussion & Analysis for the most recently completed financial fiscal year. Other additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s most current management information circular. These documents, and additional information on the Company may be found on SEDAR at www.sedar.com.

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SCHEDULE “A”

Audit Committee Charter

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DHX Media Ltd.
Audit Committee Charter

Adopted by the Board of Directors on February 27, 2006.

A. PURPOSE AND SCOPE

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in fulfilling its responsibilities by reviewing: (i) the financial reports provided by the Corporation to applicable securities regulators, the Corporation’s shareholders or to the general public, and (ii) the Corporation’s internal financial and accounting controls.

B. COMPOSITION

The Committee shall be comprised of a minimum of three directors as appointed by the Board, who shall meet the independence and audit committee composition requirements under any applicable rules or regulations of applicable securities regulators and stock exchanges, as in effect from time to time, and each such director shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All members of the Committee shall either (i) be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, or (ii) be able to do so within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The Board may appoint one member who does not meet the independence requirements set forth above and who is not a current employee of the Corporation or an immediate family member of such employee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required in the best interests of the Corporation and its shareholders. The Board shall disclose in the next management information circular after such determination the nature of the relationship and the reasons for the determination.

The members of the Committee shall be elected by the Board at the meeting of the Board following each annual meeting of shareholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

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C. RESPONSIBILITIES AND DUTIES

To fulfil its responsibilities and duties the Committee shall:

Document Review

1.   Review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually (and update this Charter if and when appropriate).

Auditors

2.   Recommend to the Board, the selection of the auditors, and approve the fees and other compensation to be paid to the auditors. The Committee and the Board shall have the ultimate authority and responsibility to select, evaluate and, when warranted, replace such auditors (or to recommend such replacement for shareholder approval in any management information circular).

3.   On an annual basis, receive from the auditors a formal written statement identifying all relationships between the auditors and the Corporation consistent with any applicable rules or regulations of applicable securities regulators and stock exchanges. The Committee shall actively engage in a dialogue with the auditors as to any disclosed relationships or services that may impact its independence. The Committee shall take, or recommend that the Board take, appropriate action to oversee the independence of the auditors.

4.   On an annual basis, discuss with representatives of the auditors the matters required to be discussed by any applicable rules or regulations of applicable securities regulators and stock exchanges.

5.   Meet with the auditors prior to the audit to review the planning and staffing of the audit.

6.   Evaluate the performance of the auditors and recommend to the Board any proposed discharge of the auditors when circumstances warrant. The auditors shall be ultimately accountable to the Board and the Committee.

Financial Reporting Processes

7.   In consultation with the auditors and management, review annually the adequacy of the Corporation’s internal financial and accounting controls.

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Compliance

8. To the extent deemed necessary by the Committee, it shall have the authority to engage outside counsel and/or independent accounting consultants to review any matter under its responsibility.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with applicable generally accepted accounting principles.

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